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September 26, 2014

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
United States Securities
and Exchange Commission
Washington, DC 20549

Re:	Pioneer Energy Services Corp.
Registration Statement on Form S-4
Filed August 28, 2014
File No. 333-198422
Dear Mr. Schwall:
Set forth below are the responses of Pioneer Energy Services Corp. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated September 22, 2014 in regard to the above‑referenced registration statement on Form S-4 (the “Registration Statement”). For the convenience of the Staff, we have included the text of each of the Staff’s comments below in boldface type, followed by the Company’s response. Contemporaneously with the filing of this letter with the Commission, the Company is filing Pre‑Effective Amendment No. 1 to the Registration Statement.
Registration Statement on Form S-4 Filed August 28, 2014
Prospectus Cover Page

1.
In your heading and the first bullet point under “Terms of the Exchange Offer,” your description of the exchange suggests that you are offering to provide to investors the “old” notes in exchange for the return of “new” notes. Please revise the cover page and similar statements which appear elsewhere in your filing to clarify.

The Registration Statement, including the cover page, has been revised to take into account the Staff’s comment. Please see the revised cover page of the Registration Statement as well as pages 7, 8, 9, 12, 15, 16, 32, 33, 34, 35, 36, 37 and 79 of the Registration Statement.

Cautionary Notice Regarding Forward-Looking Statements, page i

2.
The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The section on forward‑looking statements on page i of the Registration Statement has been revised to delete the reference to the safe harbor per the Staff’s comment.
Legality Opinions

3.	Please obtain and file as exhibits new or revised opinions which give effect to the following comments.
The Company has filed revised opinions as Exhibit 5.1 and Exhibit 5.2 to the Pre‑Effective Amendment No. 1 to the Registration Statement that take into account the Staff’s comments, as set forth below.
Exhibit 5.1

4.
In the penultimate on page 2, counsel limits its opinion to Delaware law and “the internal laws of the States of New York and Texas.” However, one of the registrant guarantors is organized under the laws of the State of Louisiana. Counsel’s opinion must consider the law of the jurisdiction under which the registrant and all of the registrant guarantors are organized in order to provide the binding obligation opinions for each. Either obtain and file a revised opinion of counsel which does not exclude the law of a relevant jurisdiction, or obtain and file a revised version of the legality opinion filed as Exhibit 5.2 to make clear that it provides such an opinion. Alternatively, counsel may clarify that with respect to the underlying necessary determinations (as to the guarantor’s valid existence, power to create the obligation, and its having taken the required steps to authorize) for the binding obligation opinion it issues related to the Louisiana guarantor, it is relying on the (revised) legality opinion rendered by named Louisiana counsel filed as Exhibit 5.2. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 (CF), “Legality and Tax Opinions in Registered Offerings,” October 14, 2011 [“SLB 19”], which is available at http://www.sec.gov/interps/legal/cfslb19.htm.

The revised opinion of Fulbright & Jaworski LLP attached as Exhibit 5.1 to the Registration Statement includes the opinions that the guarantees of the Exchange Notes by the Subsidiary Guarantors (which includes Pioneer Coiled Tubing) will, upon issuance of the Exchange Notes, constitute valid and binding obligations of the Subsidiary Guarantors, enforceable against the Subsidiary Guarantors in accordance with their terms (the “Binding Obligation Opinion”).
Fulbright & Jaworski LLP has revised its opinion to make clear that, with respect to providing the Binding Obligation Opinion with respect to Pioneer Coiled Tubing, Fulbright & Jaworski LLP relied on the revised opinion of Baldwin Haspel Burke & Mayer LLC attached as Exhibit 5.2 to the Registration Statement with regards to the opinions set forth therein. The opinion of Baldwin Haspel Burke & Mayer LLC attached as Exhibit 5.2 to the Registration Statement has also been revised to include all of the underlying necessary determinations for Fulbright & Jaworski LLP to render the Binding Obligation Opinion with respect to Pioneer Coiled Tubing in accordance with Section II.B.1.e of Staff Legal Bulletin No. 19 (CF).

Exhibit 5.2

5.
The assumption in paragraph D on page 3 states in part that “All parties to the Transaction Documents are duly organized, validly existing and in good standing in all jurisdictions in which they are required to consummate the transactions contemplated by the Transaction Documents.” Counsel may not assume material facts underlying the opinion or any readily ascertainable facts. Insofar as an opinion will be required regarding whether Pioneer Coiled Tubing validly exists, etc., this limitation is overly broad. Please obtain and file a revised opinion without the referenced language. Refer to Section II.B.3.a of SLB 19.

In response to the Staff’s comment, Pioneer Coiled Tubing has been carved out of the assumptions in paragraph D on page 3 of the legal opinion attached as Exhibit 5.2 to the Registration Statement.

6.
The assumption in paragraph G appears both unusual and overly broad. Please obtain a new or revised opinion without the assumption, or ask counsel to explain and provide supplemental support for it. Refer to Section II.B.3.a of SLB 19.

In response to the Staff’s comment, the assumption in paragraph G has been deleted.

7.
In the last paragraph on page 5, counsel states that “This limited opinion letter is rendered for the sole benefit of the addressee hereof and the Securities and Exchange Commission and no other person or entity is entitled to rely hereon.” Insofar as the statement purports to limit reliance, please obtain and file a revised opinion without that sentence or which eliminates the broad limitations. Refer to Section II.B.3.d of SLB 19.

In response to the Staff’s comment, the statement that purports to limit reliance has been deleted.

Very truly yours, /s/ Daryl L. Lansdale, Jr. Daryl L. Lansdale, Jr.

DLL/js

cc:	Mr. Paul Mansour (Securities and Exchange Commission)
Mr. Carlos R. Peña (Pioneer Energy Services Corp.)